Exhibit 99.1

JD.com Announces First Quarter 2016 Results

Beijing, China-—May 9, 2016-—JD.com, Inc. (NASDAQ: JD), China’s largest online direct sales company, today announced its unaudited financial results for the quarter ended March 31, 2016.

First Quarter 2016 Highlights

•                                          GMV for the first quarter of 2016 increased by 55% to RMB129.3 billion (US$(1)20.1 billion) from the core GMV (excluding Paipai.com) of RMB83.6 billion in the first quarter of 2015.

•                                          Net revenues for the first quarter of 2016 were RMB54.0 billion (US$8.4 billion), an increase of 47.3% from the first quarter of 2015. Revenues from services and others, mainly from the Company’s e-commerce platform business, for the first quarter of 2016 were RMB4.0 billion (US$0.6 billion), an increase of 91% from the first quarter of 2015.

•                                          Loss from operations for the first quarter of 2016 was RMB864.9 million (US$134.1 million) compared to RMB822.6 million for the same period last year. Non-GAAP loss from operations(2) for the first quarter of 2016 was RMB295.7 million (US$45.9 million), compared to RMB318.0 million for the first quarter of 2015. Non-GAAP operating margin of JD Mall(3) for the first quarter of 2016 was 0.5%, compared to negative 0.1% for the first quarter of 2015.

•                                          Annual active customer accounts increased by 73% to 169.1 million in the 12 months ended March 31, 2016 from 97.8 million in the 12 months ended March 31, 2015, excluding unique customers from Paipai.com.

•                                          Fulfilled orders in the first quarter of 2016 were 342.1 million, an increase of 54% from 221.5 million orders fulfilled for the core business in the same period in 2015. Fulfilled orders placed through mobile accounted for approximately 72.4% of total orders fulfilled in the first quarter of 2016, an increase of more than 160% compared to the same period in 2015.

“We had a solid first quarter of the year with healthy growth in revenues, new users and mobile traffic,” said Richard Liu, Chief Executive Officer of JD.com. “JD.com’s commitment to authenticity and unwavering focus on the best user experience continue to win the trust of China’s growing middle class, helping us to once again outperform the industry. With our growing reputation as China’s leading online retailer and more top brands discovering the value of partnering with JD.com, we are very excited about the opportunities ahead.”

“Our core JD Mall business showed continued top-line growth momentum and solid improvement in profitability, even in a seasonally slow quarter,” said Sidney Huang, JD.com’s Chief Financial Officer. “We look forward to building on these encouraging results in the year ahead as we partner with more international brands, enhance our big data capabilities and further expand our logistics network. We are also very pleased by the progress of our new business initiatives, including JD Finance, O2O and technology, all of which are well positioned for long-term growth.”

(1)  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2016, which was RMB6.4480 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

(2)  Non-GAAP loss from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from assets and business acquisitions and recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees from loss from operations. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(3)  Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP operating margin of JD Mall is defined to exclude impact of the Company’s new businesses and impact of Paipai.com from non-GAAP operating margin of the Company for comparative periods. New businesses of the Company include JD Finance, O2O, technology initiatives as well as overseas business (collectively, “New Businesses”).

Recent Business Developments

•                      JD.com established partnerships with a number of leading international brands during the quarter to meet the fast-growing demand from Chinese consumers for high-quality, authentic imported products, and help the brands expand their presence in China. To strengthen its kitchenware offering, JD.com partnered with six top European brands in February, including WMF, WOLL, Zwilling, Fissler, Emsa and Luminarc. Germany’s TOM TAILOR GROUP launched its first Chinese online store on JD Worldwide in March, and Japan’s Kao Group also signed a strategic cooperation agreement with JD Worldwide.

•                      In April, JD Mall launched a dedicated platform for home furnishings to connect leading international brands with Chinese consumers. The initiative kicked off at Milan Design Week 2016, with the Company hosting a special furniture and interiors exhibition that showcased the best of Chinese and Italian design.

•                      As part of JD.com’s overall efforts to help partners develop brand recognition in China, the Company launched a series of “Super Brand Days.” Beginning this year, JD.com has built highly targeted and effective promotional campaigns with brands including Huggies, LeTV, Lenovo, Samsung, Supor and Wuliangye.

•                      In March, JD.com became the first ecommerce company in China to provide paperless electronic signature solutions for deliveries. The adoption of the electronic signature technology is expected to improve operating efficiency and further enhance the delivery experience for users.

•                      In March, JD Finance joined China Everbright Bank to launch a co-branded Visa credit card targeting young adults and Chinese travelers abroad. Leveraging its proprietary risk control system and big data capabilities, JD Finance provides back-end credit rating analysis along with seamless online registration to facilitate the issuance of the credit card.

•                      In March, the Shenzhen Stock Exchange approved an RMB10 billion asset-based securities program for JD Finance’s consumer financing products over the next 12 months in recognition of JD Finance’s strong risk control capabilities. JD Finance successfully completed the issuance of four tranches of asset-based securities, raising over RMB5 billion in the first four months of 2016, and it has been self-funding its growth in 2016.

•                      In April, JD.com completed the merger of its O2O business, JD Daojia, with Dada Nexus Limited, China’s largest crowdsourcing delivery platform, to form a new company. By leveraging the extensive combined crowdsourcing networks of Dada and JD Daojia, the new company will provide low-cost delivery services to China’s retailers, service providers and O2O enterprises, with increased efficiencies, under the Dada brand. The O2O supermarket platform will continue using the JD Daojia brand, focus on the location-based mobile commerce sector and cooperate with offline supermarkets and convenience stores to provide consumers with a speedy premium shopping experience.

•                      During the first quarter, JD.com extended its leadership in fulfillment capabilities among China’s ecommerce companies. As of March 31, 2016, JD.com operated 209 warehouses covering an aggregate gross floor area of approximately 4.3 million square meters and a total of 5,987 delivery stations and pickup stations across China.

•                      JD.com had approximately 100,000 merchants on its online marketplace and a total of 108,985 full-time employees as of March 31, 2016.

First Quarter 2016 Financial Results

GMV and Net Revenues. GMV for the first quarter of 2016 was RMB129.3 billion (US$20.1 billion), up 55% from the core GMV for the first quarter of 2015. GMV from the online direct sales and online marketplace businesses totaled RMB76.2 billion and RMB53.1 billion, respectively, in the first quarter of 2016, an increase of 50% and 63%, respectively, from the core GMV for the first quarter of 2015. GMV from electronics and home appliance products was RMB67.5 billion in the first quarter of 2016, an increase of 54% from the core GMV for the first quarter of 2015, while GMV from general merchandise and others was RMB61.8 billion in the first quarter of 2016, an increase of 56% from the core GMV for the first quarter of 2015. GMV from general merchandise and others increased to 48% of total GMV in the first quarter of 2016 from 47% in the first quarter of 2015.

For the first quarter of 2016, JD.com reported net revenues of RMB54.0 billion (US$8.4 billion), representing a 47% increase from the same period in 2015. The increases in GMV and net revenues were primarily due to the growth in active customer accounts and the number of fulfilled orders in the first quarter of 2016. Net revenues from online direct sales increased by 45%, while net revenues from services and others increased by 91% in the first quarter of 2016, as compared to the first quarter of 2015, primarily due to the increased revenues from the Company’s rapidly expanding online marketplace, advertising services and third-party logistics services.

Cost of Revenues.  Cost of revenues increased by 44% to RMB46.2 billion (US$7.2 billion) in the first quarter of 2016 from RMB32.2 billion in the first quarter of 2015. This increase was primarily due to the growth of the Company’s online direct sales business, the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers as well as interest expenses related to JD Finance.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 68% to RMB4.5 billion (US$0.7 billion) in the first quarter of 2016 from RMB2.7 billion in the first quarter of 2015. This increase was primarily due to the increase in the number of fulfillment employees associated with the expansion of the Company’s fulfillment network into lower-tier cities and rural areas, as well as the growth in consumable product offerings with lower average order size.

Marketing Expenses.  Marketing expenses increased by 48% to RMB2.1 billion (US$0.3 billion) in the first quarter of 2016 from RMB1.4 billion in the first quarter of 2015. Non-GAAP marketing expenses(4) increased by 61% to RMB1.8 billion (US$0.3 billion) in the first quarter of 2016 from RMB1.1 billion in the first quarter of 2015. This increase was primarily due to the increased brand advertising activities and new business promotions in the first quarter of 2016.

Technology and Content Expenses.  Technology and content expenses increased by 58% to RMB1.1 billion (US$0.2 billion) in the first quarter of 2016 from RMB0.7 billion in the first quarter of 2015. Non-GAAP technology and content expenses(4) increased by 52% to RMB1.0 billion (US$0.2 billion) in the first quarter of 2016 from RMB0.7 billion in the first quarter of 2015. This increase was primarily due to an increase in the number of R&D staff and other spending in mobile, big data and new businesses.

General and Administrative Expenses.  General and administrative expenses increased by 85% to RMB890.0 million (US$138.0 million) in the first quarter of 2016 from RMB479.9 million in the first quarter of 2015. Non-GAAP general and administrative expenses(4) increased by 64% to RMB579.7 million (US$89.9 million) in the first quarter of 2016 from RMB353.5 million in the first quarter of 2015. This increase was primarily due to the increase in spending in various new business initiatives.

Loss from operations and Non-GAAP Loss from operations.  Loss from operations for the first quarter of 2016 was RMB864.9 million (US$134.1 million), compared to RMB822.6 million for the same period last year. Non-GAAP loss from operations for the first quarter of 2016 was RMB295.7 million (US$45.9 million), compared to RMB318.0 million in the first quarter of 2015. Non-GAAP operating margin of JD Mall for the first quarter of 2016 was 0.5%, compared to negative 0.1% for the first quarter of 2015. Non-GAAP loss from operations of New Businesses, including JD Finance, O2O, technology initiatives and overseas business, for the first quarter of 2016 was RMB0.6 billion. Non-GAAP EBITDA margin(5) for the first quarter of 2016 was 0.4%, compared to negative 0.2% for the first quarter of 2015.

Share of results of equity investees.  Share of results of equity investees for the first quarter of 2016 was RMB164.0 million loss (US$25.4 million), compared to nil for the same period last year. This increase was primarily due to losses picked up from the Company’s equity method investments in Bitauto and Tuniu.

(4)  Non-GAAP operating expenses are defined to exclude share-based compensation and amortization of intangible assets resulting from assets and business acquisitions from operating expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(5)  Non-GAAP EBITDA is defined to exclude share-based compensation, depreciation and amortization, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, interest expense related to JD Finance and impairment of goodwill and intangible assets from loss from operations, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Net Loss Attributable to Ordinary Shareholders and Non-GAAP Net Loss Attributable to Ordinary Shareholders.  Net loss attributable to ordinary shareholders for the first quarter of 2016 was RMB909.8 million (US$141.1 million), compared to RMB710.2 million for the same period last year. Non-GAAP net loss attributable to ordinary shareholders(6) for the first quarter of 2016 was RMB205.4 million (US$31.9 million) as compared to RMB205.6 million in the first quarter of 2015.

Net Loss Per ADS and Non-GAAP Net Loss Per ADS(7).  Net loss per ADS for the first quarter of 2016 was RMB0.66 (US$0.10), compared to RMB0.52 for the first quarter of 2015. Non-GAAP net loss per ADS for the first quarter of 2016 was RMB0.15 (US$0.02) as compared to RMB0.15 in the first quarter of 2015.

Cash Flow and Working Capital

As of March 31, 2016, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB34.5 billion (US$5.4 billion). For the first quarter of 2016, free cash flow(8) of the Company and net cash provided by financing activities related to JD Finance were as follows:

	For the three months ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	2,408,784	2,357,442	365,608
Add: Impact from change in balances of financial products of internet financing activities(9)	1,161,623	1,598,936	247,974
Less: Capital expenditures	(1,249,637)	(1,042,011)	(161,602)
Free cash flow	2,320,770	2,914,367	451,980
Net cash provided by financing activities related to JD Finance	—	10,590,458	1,642,441

(6)  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, reconciling items on the share of equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments from net income/(loss) attributable to ordinary shareholders, and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(7)  Non-GAAP net income/(loss) per weighted average shares is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of shares. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per weighted average shares multiplied by two.

(8)  Free cash flow, a non-GAAP measurement of liquidity, is defined as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

(9)  Impact from internet financing activities added back to free cash flow contains the changes in the balances of financial products, primarily “Jingbaobei,” “Jingxiaodai” and “JD Baitiao”, that the Company provides to suppliers, merchants and customers, respectively.

Net cash provided by financing activities related to JD Finance for the first quarter of 2016 includes net proceeds from JD Finance’s Series A financing, short-term borrowing and nonrecourse securitization debt of RMB6.6 billion (US$1.0 billion), RMB0.9 billion (US$0.1 billion) and RMB3.1 billion (US$0.5 billion), respectively.

Net inventories decreased to RMB20.4 billion (US$3.2 billion) as of March 31, 2016 from RMB20.5 billion as of December 31, 2015. Inventory turnover days(10) for the 12 months ended March 31, 2016 and March 31, 2015 were 37.3 days and 35.3 days, respectively.

Accounts payable primarily include accounts payable to suppliers associated with the Company’s online direct sales business and those to third-party sellers on the Company’s online marketplace. From late 2013, the Company started to provide supply chain financing to the Company’s suppliers of the online direct sales business. As of March 31, 2016 and December 31, 2015, the balances of financing provided to the Company’s suppliers that affected accounts payable balances amounted to RMB4.7 billion (US$0.7 billion) and RMB4.7 billion, respectively. The Company’s accounts payable turnover days(11) for the online direct sales business excluding the impact from supply chain financing for the 12 months ended March 31, 2016 and March 31, 2015 were 46.3 days and 41.9 days, respectively.

Accounts receivable primarily include amounts due from customers and online payment channels. From early 2015, the Company started to provide consumer financing to its customers. As of March 31, 2016 and December 31, 2015, the balances of current portion of financing provided to the Company’s customers that affected accounts receivable balances amounted to RMB9.1 billion (US$1.4 billion) and RMB7.7 billion, respectively. The Company’s accounts receivable turnover days(12) excluding the impact from consumer financing were 3.1 days both for the 12 months ended March 31, 2016 and March 31, 2015.

As of March 31, 2016, the ending balances of the consumer financing and supply chain financing were RMB11.5 billion (US$1.8 billion) and RMB6.2 billion (US$1.0 billion), respectively.

Second Quarter 2016 Guidance

Net revenues for the second quarter of 2016 are expected to be between RMB64.2 billion and RMB66.2 billion, representing a growth rate between 40% and 44% compared with the second quarter of 2015. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

(10)  Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(11)  Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(12)  Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days.

Conference Call

JD.com’s management will hold a conference call at 8:00 am Eastern Time on May 9, 2016 (8:00 pm Beijing/ Hong Kong Time on May 9, 2016) to discuss the first quarter 2016 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	95612492

A replay of the conference call may be accessed by phone at the following numbers until May 17, 2016:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	95612492

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com, Inc.

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. As of March 31, 2016, JD.com operated 7 fulfillment centers and 209 warehouses, and in total 5,987 delivery stations and pickup stations in 2,493 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating expenses as operating expenses excluding share-based compensation and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions and recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees. The Company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, reconciling items on the share of equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments. The Company defines free cash flow as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The Company defines non-GAAP EBITDA as income/(loss) from operations excluding share-based compensation, depreciation and amortization, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, interest expense related to JD Finance and impairment of goodwill and intangible assets.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP operating expenses, non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders enable management to assess operating results without considering the impact of share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, reconciling items on earning from equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from internet financing activities and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. Non-GAAP EBITDA enables management to assess operating results without considering the impact of share-based compensation, depreciation and amortization, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, interest expense related to JD Finance and impairment of goodwill and intangible assets. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP operating expenses, non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, reconciling items on earning from equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to ordinary shareholders. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. One of the key limitations of using non-GAAP EBITDA is that it does not reflect all items of income and expense that affect operations. Share-based compensation, depreciation and amortization, recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees, interest expense related to JD Finance and impairment of goodwill and intangible assets have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP EBITDA. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

Investor Relations

Ruiyu Li

Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner

Senior Director of International Communications

+86 (10) 8911-6155 (China)

+1 (914) 439-5315 (US)

Press@JD.com

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	17,863,868	31,054,994	4,816,221
Restricted cash	2,114,913	3,425,025	531,176
Short-term investments	2,780,482	52,157	8,089
Accounts receivable, net	9,508,284	10,990,484	1,704,480
Advance to suppliers	927,177	906,969	140,659
Inventories, net	20,539,543	20,393,161	3,162,711
Loan receivables	2,383,869	2,745,540	425,797
Prepayments and other current assets	1,486,441	924,857	143,435
Amount due from related parties	863,516	1,174,536	182,155
Total current assets	58,468,093	71,667,723	11,114,723
Non-current assets
Property, equipment and software, net	6,233,106	6,742,660	1,045,698
Construction in progress	1,266,992	1,255,310	194,682
Intangible assets, net	5,263,983	4,917,881	762,699
Land use rights, net	1,928,192	2,039,942	316,368
Goodwill	29,050	29,050	4,505
Investment in equity investees	8,864,249	8,794,403	1,363,896
Investment securities	1,005,831	743,162	115,255
Other non-current assets	2,106,673	2,296,854	356,212
Total non-current assets	26,698,076	26,819,262	4,159,315
Total assets	85,166,169	98,486,985	15,274,038

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowing	3,040,209	5,226,500	810,562
Nonrecourse securitization debt	579,843	2,247,219	348,514
Accounts payable	29,819,341	30,837,464	4,782,485
Advances from customers	7,173,885	7,862,112	1,219,310
Deferred revenues	1,028,350	1,055,858	163,750
Taxes payable	103,211	103,542	16,058
Amount due to related parties	104,726	101,863	15,798
Accrued expenses and other current liabilities	7,178,065	7,969,150	1,235,910
Deferred tax liabilities	1,228	921	143
Total current liabilities	49,028,858	55,404,629	8,592,530
Non-current liabilities
Deferred revenues	2,705,164	2,487,530	385,783
Nonrecourse securitization debt	2,753,699	3,991,781	619,073
Total non-current liabilities	5,458,863	6,479,311	1,004,856
Total liabilities	54,487,721	61,883,940	9,597,386

Redeemable non-controlling interests	—	6,655,439	1,032,171

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,793,757 shares issued as of March 31, 2016, and 2,744,068 shares outstanding as of March 31, 2016)	358	358	56
Additional paid-in capital	48,393,126	48,838,972	7,574,282
Statutory reserves	55,560	55,560	8,617
Treasury stock	(3)	(3)	(0)
Accumulated deficit	(18,690,910)	(19,600,702)	(3,039,811)
Accumulated other comprehensive income	782,484	509,342	78,992
Total JD.com Inc. shareholders’ equity	30,540,615	29,803,527	4,622,136
Non-controlling interests	137,833	144,079	22,345
Total shareholders’ equity	30,678,448	29,947,606	4,644,481
Total liabilities, redeemable non-controlling interests and shareholders’ equity	85,166,169	98,486,985	15,274,038

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Loss Per ADS

(In thousands, except per share data)

	For the three months ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
Net revenues
Online direct sales	34,548,516	49,975,605	7,750,559
Services and others	2,092,059	3,994,058	619,426
Total net revenues	36,640,575	53,969,663	8,369,985

Operating expenses(1)(2)
Cost of revenues	(32,174,983)	(46,212,860)	(7,167,007)
Fulfillment	(2,677,651)	(4,504,126)	(698,531)
Marketing	(1,426,290)	(2,116,270)	(328,206)
Technology and content	(704,387)	(1,111,318)	(172,351)
General and administrative	(479,871)	(889,955)	(138,020)
Total operating expenses	(37,463,182)	(54,834,529)	(8,504,115)
Loss from operations	(822,607)	(864,866)	(134,130)
Other income/(expenses)
Share of results of equity investees	—	(164,011)	(25,436)
Interest income	154,760	66,553	10,321
Interest expense	(767)	(33,467)	(5,190)
Others, net	(44,573)	148,239	22,990
Loss before tax	(713,187)	(847,552)	(131,445)
Income tax benefits/(expenses)	2,977	(19,700)	(3,055)
Net loss	(710,210)	(867,252)	(134,500)
Net loss attributable to non-controlling interests shareholders	—	(635)	(98)
Net income attributable to mezzanine classified non-controlling interests shareholders	—	43,175	6,696
Net loss attributable to ordinary shareholders	(710,210)	(909,792)	(141,098)

Non-GAAP net loss	(205,633)	(206,029)	(31,953)

Non-GAAP net loss attributable to ordinary shareholders	(205,633)	(205,394)	(31,855)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Non-GAAP Net Loss Per ADS

(In thousands, except per share data)

	For the three months ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
Net loss per share:
Basic	(0.26)	(0.33)	(0.05)
Diluted	(0.26)	(0.33)	(0.05)
Net loss per ADS:
Basic	(0.52)	(0.66)	(0.10)
Diluted	(0.52)	(0.66)	(0.10)
Non-GAAP net loss per ADS:
Basic	(0.15)	(0.15)	(0.02)
Diluted	(0.15)	(0.15)	(0.02)
Weighted average number of shares:
Basic	2,732,699	2,742,495	2,742,495
Diluted	2,732,699	2,742,495	2,742,495

(1) Includes share-based compensation expenses as follows:
Fulfillment	(28,735)	(57,567)	(8,928)
Marketing	(9,321)	(15,523)	(2,407)
Technology and content	(26,320)	(88,106)	(13,664)
General and administrative	(81,878)	(265,284)	(41,142)

(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(5,563)	(4,764)	(739)
Marketing	(302,435)	(302,932)	(46,981)
Technology and content	(5,868)	(503)	(78)
General and administrative	(44,457)	(44,951)	(6,971)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
Net cash provided by operating activities	2,408,784	2,357,442	365,608
Net cash used in investing activities	(2,710,638)	(872,274)	(135,278)
Net cash provided by/(used in) financing activities	(1,874,782)	11,761,705	1,824,086
Effect of exchange rate changes on cash and cash equivalents	(57,648)	(55,747)	(8,646)
Net increase/(decrease) in cash and cash equivalents	(2,234,284)	13,191,126	2,045,770
Cash and cash equivalents at beginning of period	16,914,651	17,863,868	2,770,451
Cash and cash equivalents at end of period	14,680,367	31,054,994	4,816,221

JD.com, Inc.

Selected Operating Data(3)

	For the three months ended
	March 31, 2015	March 31, 2016

GMV(4) (in RMB billions)	83.6	129.3
Orders fulfilled(5) (in millions)	221.5	342.1
Annual active customer accounts(6) (in millions)	97.8	169.1

(3) Selected operating data for all presented periods excludes the impact of Paipai.com.

(4) GMV is defined as the total value of all orders for products and services placed in the Company’s online direct sales business and on the Company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the Company’s website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by the Company or third-party merchants who are enabled by the Company’s marketplaces. The Company’s calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in the Company’s B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered. If the Company’s calculation of GMV includes total value of all orders for products and services placed in the Company’s online direct sales business and on the Company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned and shipping charges paid by buyers to sellers, and excludes products or services with list prices above RMB100,000 as well as transactions conducted by buyers who make purchases exceeding RMB1,000,000 in the aggregate in a single day (similar to the practice of the Company’s major industry peer), the Company’s GMV for the first quarter of 2016 would have been RMB178.6 billion.

(5) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in the Company’s online direct sales business and on the Company’s online marketplaces, net of orders returned.

(6) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
Marketing expenses	(1,426,290)	(2,116,270)	(328,206)
Add: Share-based compensation	9,321	15,523	2,407
Add: Amortization of intangible assets resulting from assets and business acquisitions	302,435	302,932	46,981
Non-GAAP marketing expenses	(1,114,534)	(1,797,815)	(278,818)

Technology and content expenses	(704,387)	(1,111,318)	(172,351)
Add: Share-based compensation	26,320	88,106	13,664
Add: Amortization of intangible assets resulting from assets and business acquisitions	5,868	503	78
Non-GAAP technology and content expenses	(672,199)	(1,022,709)	(158,609)

General and administrative expenses	(479,871)	(889,955)	(138,020)
Add: Share-based compensation	81,878	265,284	41,142
Add: Amortization of intangible assets resulting from assets and business acquisitions	44,457	44,951	6,971
Non-GAAP general and administrative expenses	(353,536)	(579,720)	(89,907)

Loss from operations	(822,607)	(864,866)	(134,130)
Add: Share-based compensation	146,254	426,480	66,141
Add: Amortization of intangible assets resulting from assets and business acquisitions	358,323	353,150	54,769
Less: Recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees	—	(210,462)	(32,640)
Non-GAAP loss from operations	(318,030)	(295,698)	(45,860)

Total net revenues	36,640,575	53,969,663	8,369,985

Non-GAAP operating margin	-0.9%	-0.5%	-0.5%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
Loss from operations	(822,607)	(864,866)	(134,130)
Add: Depreciation and amortization	586,646	773,483	119,957
Add: Share-based compensation	146,254	426,480	66,141
Add: Interest expense related to JD Finance	—	74,382	11,536
Less: Recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees	—	(210,462)	(32,640)
Non-GAAP EBITDA	(89,707)	199,017	30,864

Total net revenues	36,640,575	53,969,663	8,369,985

Non-GAAP EBITDA margin	-0.2%	0.4%	0.4%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
Net loss	(710,210)	(867,252)	(134,500)
Add: Share-based compensation	146,254	426,480	66,141
Add: Amortization of intangible assets resulting from assets and business acquisitions	358,323	353,150	54,769
Less: Recognition of deferred revenue resulting from the business cooperation arrangements with the equity investees	—	(210,462)	(32,640)
Add: Reconciling items on the share of equity method investments*	—	92,055	14,277
Non-GAAP net loss	(205,633)	(206,029)	(31,953)

Net loss attributable to ordinary shareholders	(710,210)	(909,792)	(141,098)
Add: Non-GAAP adjustments to net loss (7)	504,577	661,223	102,547
Add: Net income attributable to mezzanine classified non-controlling interest shareholders	—	43,175	6,696
Non-GAAP net loss attributable to ordinary shareholders	(205,633)	(205,394)	(31,855)

Total net revenues	36,640,575	53,969,663	8,369,985

Non-GAAP net margin	-0.6%	-0.4%	-0.4%

(7) See the table above about the reconciliation of net loss to non-GAAP net loss for more information of these non-GAAP adjustments.

*Reconciliation of JD’S Share of Equity Investments’ GAAP to Non-GAAP Results

(In thousands)

	For the three months ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$

Earning from equity method investments, net(8)(9)	—	(164,011)	(25,436)
Add: Share-based compensation	—	12,952	2,009
Add: Amortization of intangible assets resulting from assets and business acquisitions	—	50,366	7,811
Add: Share of amortization of equity investments’ intangibles not on their books	—	28,737	4,457
Non-GAAP earning from equity method investments	—	(71,956)	(11,159)

(8) Earning from equity method investments in publicly listed companies is recorded one quarter in arrears.

(9) Earning from equity method investments is defined as share of results of equity investees less impairment of investments.